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                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                   FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                        INTERDEALER QUOTATION SYSTEM
                FILED PURSUANT TO SECTION 13 OR 15(D) OF THE
               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13A-17
                            OR 15D-17 THEREUNDER

                    FIRST TENNESSEE NATIONAL CORPORATION
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               (Exact name of issuer as specified in charter)

                165 Madison Avenue, Memphis, Tennessee  38103
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                  (Address of principal executive offices)

Issuer's telephone number, including area code         (901) 523-5630
                                               ---------------------------------

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

              Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.  Title of security Common stock, with a par value of $2.50 ($1.25 post-split)
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2.  Number of shares outstanding before the change  33,644,637
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3.  Number of shares outstanding after the change   67,289,274
                                                --------------------------------

4.  Effective date of change   February 16, 1996
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5.  Method of change:
       Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc):
       2-for-1 stock split
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                 Give brief description of transaction:  On January 16, 1996,
         Issuer's Board of Directors declared a 2- for-1 stock split on Issuer's common stock, $2.50 par value, to shareholders of record February 2, 1996, payable February 16, 1996, as a result of which each of Issuer's 100 million authorized shares of common stock, with a par value of $2.50, is changed into two shares of common stock, with a par value of $1.25.


                         II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change     [Not Applicable]
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2.  Name after change
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3.  Effective date of charter amendment changing name
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4.  Date of shareholder approval of change, if required
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Date     February 16, 1996                   Teresa A. Fehrman
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                                             Teresa A. Fehrman
                                             Vice President and Treasurer